

A LETTER TO THE STOCKHOLDERS OF BOX, INC.

May 3, 2021

Dear Fellow Stockholders,

Starboard Value LP (together with its affiliates, "Starboard" or "we") has been a stockholder of Box, Inc. ("Box" or the "Company") for approximately two years. We currently own approximately 7.7% of the outstanding common stock of Box, making us one of the Company's largest stockholders. While we appreciate the dialogue we have had with Box's management team and Board of Directors (the "Board") over the past two years, we have grown increasingly frustrated with continued poor results, questionable capital allocation decisions, and subpar shareholder returns.

Over the past two years we have kept the entirety of our communications with the Company private in the hopes of building a collaborative partnership to drive long-term shareholder value. From the outset, we have been clear that in order for value to be created, Box needed to significantly improve both growth and profitability, as well as meaningfully lower its equity compensation expense and improve capital allocation. To that end, we have spent significant time with members of management reviewing our analysis and recommendations on topics such as growth opportunities, commercial and sales execution, salesforce productivity, cost management, equity incentives, and margin expansion opportunities. Last year, when we communicated our view that significant changes were needed at Box, we were urged by the Board and management team to give the Company even more time to execute and were told that this time would be different. Following this dialogue, and a commitment by management and the Board to address our concerns, we agreed with the Board to reach a settlement last year that led to the appointment of two independent directors that we recommended and the formation of an Operating Committee of the Board. At the time, we agreed not to have direct representation on the Board, as members of the Board committed to us they would work with management to address our concerns, hold management accountable for results, and ensure that value was created for the benefit of all stockholders.

At the time of our settlement, we stated that *"[w]e see a number of opportunities for substantial shareholder value creation and look forward to seeing the Company execute on opportunities to drive profitable growth towards a best-in-class financial profile."* Unfortunately, execution has fallen well short of expectations, with last year's annual billings growth below 10% for the first time in the Company's public history, continued negative GAAP earnings, and a share price that is still below where it closed after its first day of trading following its IPO more than six years ago[1]. Although some progress was made on non-GAAP operating margins (in an environment

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[1] Source: Company filings, Bloomberg.

where most companies saw lower operating expenses due to COVID-19 related benefits), Box has not been able to address any of the other issues we identified. These disappointing results have been delivered against a backdrop of extremely healthy trends in the software industry, with many cloud-native software companies experiencing rapid growth, significant margin expansion, and dramatic share price growth during this time. Despite this subpar performance, the Board has failed to take meaningful and decisive actions to change the trajectory of the Company, and the status quo largely remains.

To make matters worse, Box has recently executed two financing transactions within four months, neither of which were necessary, as the Company already had $225 million of net cash prior to these financings and generates cash each quarter[2]. The second financing was transparently done to insulate management and the Board ahead of a potential election contest with Starboard, by issuing a $500 million voting convertible preferred security, which represents more than 10% of shares outstanding and requires that the preferred vote on an as-converted basis in accordance with the Board's recommendations. The stated use of proceeds from this financing is solely to execute a $500 million share repurchase, which means the Company is issuing $500 million of convertible preferred equity in order to repurchase $500 million of common equity. The only viable explanation for this financing is a shameless and utterly transparent attempt to "buy the vote" and shows complete disregard for proper corporate governance and fiscal discipline.

These recent actions, coupled with the continued underperformance and lack of value creation at Box, lead us to believe that further changes are both warranted and needed on the Board in order to provide fresh perspectives, renewed accountability to stockholders, and importantly, the objectivity and perspective to make difficult decisions without the burden of attachment to the past. Despite our frustration and concern regarding the Company's poor results and the most recent financing transaction, we have continued to engage with the Board constructively and in good faith, in hopes of reaching an acceptable outcome so that we can work together to represent the best interests of all stockholders. However, to date, the Board has refused our attempts to work together, and we appear to be at an impasse.

We believe Box can and should be a vibrant company addressing unmet needs in a large and growing category of the enterprise software market with its cloud-native content management solution. We believe the issues at Box are largely company specific and self-inflicted. There is no good reason that Box should be unable to deliver improved growth and profitability, at least in-line with better performing software companies, which, in turn, would create significant shareholder value.

As such, in accordance with the Company's governance deadlines and in order to preserve our rights as stockholders, we intend to deliver to Box a formal notice nominating highly qualified director candidates for election at the 2021 Annual Meeting of Stockholders ahead of the upcoming deadline.

We look forward to sharing details on our nominees and further thoughts on the opportunities at Box with our fellow stockholders in the coming weeks and months. We believe Box has a bright future and, with proper governance and oversight, can achieve significantly improved results and

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[2] Source: Company filings.

create substantial long-term shareholder value. Our interests are directly aligned with yours, and we commit to taking actions we believe will best represent our collective interests. We remain open-minded about reaching a mutually agreeable solution with Box and will continue our engagement with the Company. Thank you for your consideration and support.

Respectfully,

Peter A. Feld
Managing Member
Starboard Value LP